Exhibit 99.2

February 5, 2021

TELUS International (Cda) Inc.

Floor 7, 510 West Georgia Street

Vancouver, British Columbia

V6B 0M3

Re: Securities Registered under Registration Statement on Form F-1

Ladies and Gentlemen:

We have acted as Canadian counsel to you in connection with your filing of a Registration Statement on Form F-1 (File No. 333-251993), as amended and supplemented (the “Original Registration Statement”), including by a Registration Statement on Form F-1 (File No. 333-252678) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) (the “Additional Registration Statement” and together with the Original Registration Statement, the “Registration Statement”) of TELUS International (Cda) Inc., a company governed by the Business Corporations Act (British Columbia) (the “Company”), including the exhibits thereto, which was declared effective by the Securities and Exchange Commission on February 2, 2021. This opinion letter is furnished to you in connection with your filing of the Registration Statement relating to the registration of the offering of 42,550,000 subordinate voting shares of the Company (“Shares”), including Shares purchasable by the underwriters upon their exercise of an option to purchase additional subordinate voting shares granted by the selling shareholders referred to in the Registration Statement. All such option Shares were offered by certain selling shareholders referred to in the Registration Statement. The Shares are being sold to the several underwriters named in, and pursuant to, an underwriting agreement among the Company, the selling shareholders and the underwriters (the “Underwriting Agreement”). The option to purchase additional subordinate voting shares was exercised in full by the underwriters on February 3, 2021.

We have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to certain factual matters, upon certificates of officers of the Company. Without limiting the generality of the foregoing, we have reviewed the articles of the Company in effect as of the date hereof.

We have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, electronic, photostatic or facsimile copies.

The opinions expressed below are limited solely to the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and are validly issued as fully paid and non-assessable subordinate voting shares of the Company.

We hereby consent to the inclusion of this opinion as Exhibit 99.2 to the Form 6-K, which incorporates by reference our opinion into the Registration Statement, and to the references to our firm under the caption “Legal Matters” in the Original Registration Statement and the Additional Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP